

November 3, 2010

**Via U.S. Mail and Facsimile: (972) 770-5666**
Mr. Lawrence A. Cohen
Vice Chairman of the Board and Chief Executive Officer
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, Texas 75254

> **RE:** **Capital Senior Living Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 001-13445**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Compensation Process, page 16

1. We note your discussion that the Compensation Committee historically relies in part upon the input and recommendations of both the supervisors of your named executive officers and your executive committee. In future filings, if different from the members of your executive committee, please disclose who the supervisors of your named executives are.

2. We further note your disclosure that the Compensation Committee uses a peer group of companies for benchmarking named executive officer compensation with respect to total compensation paid. In future filings, please disclose whether the Committee targets the

total compensation to fall within a specific percentile range of the peer group in order to be competitive in the market. If so, please disclose the percentage range.

Cash Performance Bonus, page 19

3.  In future filings, please consider disclosing, in tabular format, each named executive officer's individual and corporate performance objectives, the percentage allocated to each objective as it relates to the eligible named executive officer's base salary for such year, the target set by the Compensation Committee for each individual and corporate performance objective, and whether the Company and/or named executive officer achieved the target in the relevant fiscal year. In addition, please disclose the minimum, target and maximum amount of cash bonus payments each named executive officer can be awarded under the plan for such year.

4.  Please also disclose in future filings whether each corporate and individual performance goal can be met at a lower level and, if so, whether there is a minimum threshold for performance for each objective.

Grants of Plan-Based Awards, page 30

5.  In future filings, revise the table to include the estimated future payouts under your non-equity incentive plan awards. See Item 402(d)(2)(iii) of Regulation S-K.

Termination of Employment and Change in Control Arrangements, page 33

6.  In future filings, provide the definition of "cause" as discussed in connection with your employment agreements.

Director Compensation, page 42

7.  We note you do not provide footnote disclosure in the Director Compensation table related to the $15,045 paid to Mr. Stroud in 2009. In future filings, please provide footnote disclosure related to compensation reported in the "All Other Compensation" column of the table if the compensation is not a perquisite or personal benefit and whose value exceeds $10,000. Refer to Instruction 2 to Item 402(k)(2)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director